

Mailstop 4561

October 15, 2015

Christopher Collier
Chief Financial Officer
Flextronics International Ltd.
2 Changi South Lane
Singapore, 486123

> **Re:** **Flextronics International Ltd**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed May 21, 2015**
> **File No. 000-23354**

Dear Mr. Collier:

We have reviewed your October 7, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Taxes, page 47

1.  Please refer to our prior comment 5. We note your proposed disclosure revisions as it relates to the impact of income tax holidays, which appears to repeat information already disclosed in your financial statement footnotes on page 94. We also note that, while helpful, a discussion of the changes in the tax holidays and incentives does not fully explain the volatility in the amounts reported for this line item. Please tell us what consideration was given to providing additional discussion of the items impacting the

amount of foreign tax differential, such as a general discussion of the impact of changes in the relative mix of foreign earned income that may impact this amount.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services